Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

Additional Information About this Transaction

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

Below is a revised version of the investor presentation which was previously filed on December 4, 2006.

A Global Financial Services Growth Company December 4, 2006

Disclosure and Cautionary Statement
The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company,
Inc.'s and Mellon Financial Corporation's shareholders for their consideration.  Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC's Internet site (http://www.sec.gov).
Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-
0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-
1578).
Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction.  Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial
Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006.  Information about the directors and executive officers of The
Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.
The information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation: (i) statements about the benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements with respect to The Bank of New York Company, Inc.'s and Mellon
Financial Corporation's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.'s and Mellon Financial Corporation's management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.  We will not update these statements as a result of changes in circumstances or new facts, or for any other reason.
The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-
looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.'s and Mellon Financial Corporation's shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S.
and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company.  Additional factors that could cause The
Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form
10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record
The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth

Compelling Strategic Attributes
Capitalizing on the growth of global financial markets
Strong Market
Positions in
High Growth
Businesses
#1 global custodian with over $16 trillion in AUC
Top 10 asset manager globally and Top 5 in the U.S ., with more than
$1.0 trillion in AUM
#1 provider of all issuer services —Corporate Trust, Depositary Receipts and Stock Transfer
#1 provider of clearing services
Top 10 in wealth management with 81 offices in the U .S. and UK
Top 10 U.S. cash management and global payments provider
Leading client service scores in asset servicing, wealth management,
i ssuer, clearing , and treasury services
Experienced, deep and well balanced management team
Business &
Geographic
Diversification
Focused on high return businesses with strong organic growth track records and enhanced revenue opportunities
Balanced synergistic business mix —no individual b usiness contributes more than 35 % of pre-tax earnings
Operations in 37 countries worldwide —approximately 25% of revenue derived from higher growth international operations
Reduced volatility through combination of comp lementary, stable and synergistic revenue sources

Compelling Financial Rationale
Capitalizing on the growth of global financial markets
Financially
Compelling
Immediately accretive on a cash basis to all shareholders and on a GAAP basis in 2008
Significant excess capital generation allows for meaningful reinvestment in organic growth, share repurchases and attractive dividend payout ratio
Attractive IRR, materially exceeding cost of capital for all shareholders
Potential for multiple expansion over time
Potential for significant revenue synergies, not incorporated in financial projections
Low Risk
Transaction
Disciplined and thoughtful approach to integration—three year process managed by a dedicated and experienced integration team
Starting from a position of strength—both companies have significant revenue and earnings momentum
Combination further diversifies operating risk profile versus stand alone entities
Best in breed systems with proven and scaleable operating platforms—
many legacy businesses not impacted

Transaction Summary
Name: The Bank of New York Mellon
Overlapping businesses branded BNY Mellon
Exchange Ratio:
New holding company formed:
1:1 Mellon share, 0.9434:1 The Bank of New York share
Relative Ownership: 63% The Bank of New York/37% Mellon
Board of Directors: 18 Directors—10 The Bank of New York/8 Mellon; includes two executives from each party
Corporate Headquarters: New York, NY
Pittsburgh: HQ for key business units and a Center of Excellence for
Technology, Operations and Administration
Executive Management: Senior management positions identified
Anticipated Closing: Approximately July 1, 2007
Dividend: Quarterly dividend of $0.235 per share
Cost Savings: Approximately $700 million, phased-in over three years
Revenue Synergies: Meaningful potential revenue synergies have been identified, but have not been incorporated into the financial model
Restructuring Charge: Approximately $1.3 billion, pre-tax
Due Diligence: Completed

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Steve Elliott
Co-Head, Integration
Don Monks
Co-Head, Integration
Lisa Peters
Human Resources
Mark Musi
Compliance
Jim Vallone *
Audit
Gerald Hassell
President
Management Depth and Experience
Senior management positions identified
Tom Renyi
Executive Chairman
Bob Kelly
CEO
Gerald Hassell
President
Bruce Van Saun
CFO
Ron O'Hanley
CEO, Asset Management
Todd Gibbons
CRO
Dave Lamere
CEO, Wealth Management
Jon Little
Asset Management
Carl Krasik
General Counsel
* Direct reporting line to Audit Committee of the Board
Note:
Tom Renyi to retire as Executive Chairman and from the Board of Directors 18 months following the close, at which time Bob Kelly will succeed him as Chairman of the Board.
Steve Elliott to resign from the Board in conjunction with Tom Renyi's retirement
Karen Peetz
Corporate Trust
Tim Keaney
Co-CEO, Asset Servicing
Jim Palermo
Co-CEO, Asset Servicing
Don Monks
CAO, Head of Operations & Technology
Kurt Woetzel
Chief Information Officer
Brian Rogan
Issuer & Treasury Services
Torry Berntsen
Client Management
Richard Brueckner
CEO, Pershing

Enhanced Global Reach and Scale
Approximately 25% of combined revenue derived internationally
• 36 countries
• 54 cities
• Serving clients in over
100 markets
International Presence
Capitalizing on the Growth
of Global Financial Markets
The Bank of New York Mellon

43
27
27
20
20
18
16
13
12
11
0
10
20
30
40
50
243
241
160
119
109
83
81
76
70
59
43
42
39
37
30
27 27 27 27
25
23
23 22
22
20 20
16
12
0
25
50
75
100
125
150
175
200
225
250
275
Scale Enhances Ability to Invest, Compete
and Outperform Globally
Top Trust & Asset Management Providers
by Market Capitalization¹
Notes: Pro forma for pending transactions
1 Market capitalization as of 12/1/06. Excludes insurers
2 Equal to combined market capitalizations of The Bank of New York and Mellon as of 12/1/06
3 Mellon currently ranks #28 and Northern Trust #36 among largest U.S. financial services institutions
Top 25 U.S. Financial Services Institutions
by Market Capitalization¹
#1
#11
#18
#28

Integration—Thorough and Thoughtful
Process
A True Merger—combination of best of both companies
“Lose no Customers” philosophy
Commitment to maintaining our #1 customer service standards/levels
Continued emphasis on risk management and compliance
Open communication with all employees
Dedicated integration team led by key senior executives—minimizes impact on day to day operations
Measured integration process—3 year integration timeframe
Detailed
integration
planning
Integration
complete
1H07 2H07 1H08 2H08 1H09 2H09
Transaction close
Integration of overlapping businesses and shared services
Applications / systems conversions and data center consolidations

Clearly Defined Operating Strategy
Focus on high-growth global businesses—Securities Servicing
and Asset Management
Maintain superior client service, investment performance and the highest fiduciary standards
Achieve competitive margins in each business line
Deploy capital effectively to accelerate long-term growth
and returns
A Global Financial Services Growth Company

Business Line ($bn) (%)
Asset Management &
Wealth Management
1.2
31
Asset Servicing 0.9 24
Issuer Services  1.0 27
Treasury Services &
Clearing Services
0.9
23
Other (0.2) (5)
Total $3.8 100
Balanced & Complementary Business Lines
Pro Forma Revenue Mix¹
Pro Forma Pre-Tax Earnings Mix¹
High Return, Low Capital Intensive Business Model Allows
for Significant Reinvestment and Share Repurchases
Note:
1 Represents results through 9/30/06 annualized. The Bank of New York pro forma for Corporate Trust swap transaction
$4.5bn
with cost savings
Business Line ($bn) (%)
Asset Management &
Wealth Management
3.6
29
Asset Servicing 3.5 28
Issuer Services  2.2 18
Treasury Services &
Clearing Services
2.5
20
Other 0.7 5
Total $12.5 100

The **BANK** *of* **NEW YORK MELLON** *Corporation*

BNY Mellon Asset Management
Combined global AUM of greater than $1.0 trillion as of 9/30/06
Ranking Manager
Assets
($bn)
1 UBS 2,016
2 Barclays Global Investors 1,513
3 Allianz Group 1,493
4 State Street Global 1,441
5 Fidelity 1,442
6 AXA Group 1,260
7 Capital Group 1,166
8 Credit Suisse 1,128
9 Deutsche Bank 1,027
10
BNY Mellon²
1,011
11
BlackRock³
991
12 Vanguard Group 958
13
Mellon²
856
– The Bank of New York 155
Global Asset Management
1
Notes: Revenue CAGR represents growth rate from 2003 through year to date 2006 annualized
1 Source: Pensions & Investments; data as of 12/31/05
2 Pro forma for acquisition of Mellon West LB and Walter Scott
3 Based on MLIM and BlackRock’s AUM; consolidated as of 12/31/05
– Top ten global asset manager
(P&I, September 2006)
– Top 5 U.S. asset manager
(Institutional Investor, July 2006)
A global leader…
…with strong
international
presence…
– $176 billion in assets for non-U.S. clients
1
– 7th largest asset manager in Europe
(Investments & Pensions Europe, June 2006)
– Over $50 billion in alternative assets
1
…an expertise
in alternatives…
– 46% of 50 largest global retirement plans
(P&I December 2005)
– 58% of top 50 U.S. corporate plans
(P&I December 2005)
– 46% of top 50 U.S. public plans
(P&I December 2005)
– 40% of top 20 U.S. endowments; 45% of
top 20 foundations
(P&I December 2005)
…and broad
client reach
Greater Opportunity to Drive Growth Globally
from Expanded Presence in Asset Servicing
3 Year Revenue
CAGR of 18%

BNY Mellon Wealth Management
Greater than $150 billion in client assets
– Over 350 years combined experience
serving financially successful families
…and a shared
heritage
– Industry leading retention and client
satisfaction
…with
outstanding
reputation for
client service…
– Broad institutional asset class
expertise brought to all clients
…with deep
and broad
capabilities…
– Top Ten U.S. Wealth Manager with
over $150 billion in client assets
– 81 offices—77 domestic and
4 international
– Complementary geography
represented in large metropolitan
wealth markets including NYC
A national
leader…
High Growth, High Margin
Business with Expanded Opportunities
Notes: Fee revenue CAGR represents growth rate from 2003 through year to date 2006 annualized
1   Source: Barron’s; data as of 6/30/06
2   Pro forma for Bank of America’s announced acquisition of U.S. Trust
Ranking Manager Assets ($bn)
1 Merrill Lynch 879
2 Citigroup 825
3
Bank of America²
507
4 UBS 378
5 Morgan Stanley 350
6 Wachovia 324
7 Fidelity 299
8 J.P. Morgan 237
9 BNY Mellon 152
10 Goldman Sachs 148
17 Mellon 92
20 The Bank of New York 60
Top U.S. Wealth Managers¹
3 Year Fee Revenue
CAGR of 7%

BNY Mellon Asset Servicing
$16.6 trillion AUC as of 9/30/06
Broad Product Capabilities
– Global Custody
– Global Fund Services
– Foreign Exchange
– Securities Lending
– Global Liquidity Services
– Transfer Agency
– Transition Management
– Trustee/Depot Bank Services
– Offshore Fund Administration
– Benefit Disbursements
– Performance Analytics
– Hedge Fund Administration
Scale and Market Leadership
–
$16.6 trillion of assets under custody¹
–
$1.7 trillion in mutual funds under custody²
– Largest global provider of performance and analytics
–
16% of exchange-traded funds²
– Largest lender of U.S. Treasury securities and depository
receipts²
– #1 ranked for service quality and technology
– #1 ranked provider of FX globally
– Leading offshore fund administrator
Global Custody Ranking¹
Ranking Provider
Assets Under
Custody
($tn)
BNY Mellon 16.6
1 JPMorgan 12.9
2 The Bank of New York 12.2
3 State Street 11.3
4 Citigroup 9.6
5 Mellon 4.4
6 BNP Paribas 4.3
7 Northern Trust 3.3
8 HSBC
3.0²
9 UBS
2.8²
10 U.S. Bancorp
2.3²
Notes: Revenue CAGR represents growth rate from 2003 through year to date 2006 annualized
1   Data as of 9/30/06
2   Data as of 6/30/06
Increased Scale and Market Leadership Leading to
Greater Growth and Efficiency Globally
3 Year Revenue
CAGR of 13%

BNY Mellon Asset Servicing
Highly complementary businesses
The Bank of New York Strengths Mellon Strengths
Combining Best of Breed Resulting in
Greater Growth and Efficiency Globally
Culture of Quality Service & Delivery
Culture of Disciplined Cost Management
Financial Institution Relationships
Pension Relationships
Custody
Accounting, Performance
& Risk Analytics
Low Cost Locations: Syracuse
& Manchester
Low Cost Locations: Pittsburgh & India
Real-time Global Technology
Client Information Front End
FX, Securities Lending, &
Execution Services
Asset Management Offerings
Hedge Fund Administration
Hedge Fund Administration

BNY Mellon Asset Servicing
Complementary client bases
Market Segment Leadership
The Bank of
New York Mellon Combined
Corporate Pensions
Endowments & Foundations
U.S. Public Funds
Mutual Funds
Central Banks
ETFs/UITs
Broker Dealers
Hedge Funds
Increased Scale and Market Leadership Leading to
Greater Growth and Efficiency Globally

The Bank of New York Mellon Issuer Services
Global Corporate Trust
–
#1 Overall Global Trustee and #1 Trustee in nearly all
domestic and international debt categories
–
Over $8 trillion in outstanding debt and over 90,000
clients worldwide
–
Well positioned for continued growth of global debt
markets and structured products
–
Corporate Trust swap transaction closed on 10/1/06
Depositary Receipts
–
Market leader with over 1,200 sponsored programs
from 900 issuers in 60 countries
–
#1 market share by all DR programs, trading value,
capital raisings, and successorships
–
Well positioned to benefit from continued market
growth in all geographies and industries
Leadership in High Growth,
High Margin Businesses
3 Year Revenue
CAGR of 14%
3 Year Revenue
CAGR of 28%
Note: Revenue CAGR represents growth rate from 2003 through year to date 2006 annualized. Global Corporate Trust revenue CAGR excludes revenues from Corporate Trust swap transaction

The **BANK** *of* **NEW YORK MELLON** *Corporation*

The Bank of New York Mellon Clearing Services
Pershing
–
Leading provider of clearing and financial advisory
solutions to IBDs and RIAs
–
Over $825 billion in client assets
–
Well positioned to grow RIA market share through
Pershing Advisor Solutions
–
#1 ranked provider of correspondent securities clearing
Broker-Dealer Services
–
One of two U.S. securities clearing agents
–
#1 ranked provider of global collateral management
products
–
Well positioned to benefit from continued growth in
global securities trading
3 Year Revenue
CAGR of 11%
3 Year Fee Revenue
CAGR of 14%
Leadership in High Growth,
High Margin Businesses
Note: Revenue CAGR represents growth rate from 2003 through year to date 2006 annualized. For Pershing, 2003 amount equal to annualized revenue from date of ownership

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Transaction Close: July 1, 2007
Consideration Mix: 100% stock
Structure: New Holdco formed; 1:1 Mellon share, 0.9434:1 The Bank of New York share
EPS Estimates:
The Bank of New York  I/B/E/S median EPS estimate of $2.40 for 2007; thereafter, EPS grown at long-term growth rate of 10.8%
Mellon I/B/E/S median EPS estimate of $2.44 for 2007; thereafter, EPS grown at long-term growth rate of 10.8%
Share Repurchases: Share repurchases assumed with capital in excess of 5% TCE/TA
–
Represents share repurchases of approximately $1.0 billion in 2008 and $2.1 billion in 2009
Cost Savings: $700 million, phased-in 15% in 2007, 50% in 2008, 85% in 2009 and 100% thereafter
Revenue Synergies: No net revenue synergies or attrition assumed
Restructuring Charge: $1.3 billion, which equates to 185% of one year fully phased-in cost savings
–
85% or $1.1 billion is cash related and funded at 5.25% (pre-tax)
–
$600 million capitalized at close, remaining $700 million incurred over 3 year period
Identified Intangibles: Identified intangibles of $2.7 billion created
–
Amortized utilizing straight-line methodology over 10 years
Incremental Tax Rate: 38%
Financial Assumptions

Realistic, Deliverable Expense Synergies
Synergies in-line with precedent financial services transactions
Represents approximately 8.5%
of the combined estimated 2006 expenses
–
Approximately 3,900 FTEs
Disciplined Integration Process:
15% realized in ’07, 50% in ’08 and 85% in ‘09
Date Transaction
% of
Combined
05/25/2006 Regions/AmSouth 10.0
02/15/2006 BlackRock/MLIM 6.8
01/23/2004 Regions/Union Planters 7.0
01/14/2004 JPMorgan/Bank One 7.4
04/15/2001 First Union/Wachovia 8.5
10/04/2000 Firstar/US Bancorp 5.4
03/20/2000 National Commerce/CCB 12.6
03/15/1999 Fleet/BankBoston 8.3
07/01/1998 Star Banc/Firstar 15.0
06/08/1998 Norwest/Wells Fargo 7.7
04/13/1998 NationsBank/BofA 10.0
04/13/1998 Banc One/First Chicago 10.1
  Average 9.1%
Business Line
Cost Savings
($mm)
Asset & Wealth Management 50
Securities Servicing 290
Total Direct Expenses 340
Technology 240
Shared Services & Other¹ 120
Total 700
Note:
1 Includes other allocated expenses

The **BANK** *of* **NEW YORK MELLON** *Corporation*

Merger Related Costs—$1.3 Billion Pre-tax
(Dollars in millions) Total
Personnel-Related 625
Technology & Facilities 350
Transaction Fees 100
Other¹
225
Total Pre-tax 1,300
Total After-tax 805
Phase-in Total
2007 725
2008 400
2009
175
Total Pre-tax 1,300
Total After-tax 805
Note:
1 Other primarily includes asset write-offs, vendor contract modifications and rebranding

Pro Forma Impact—EPS
Strongly accretive transaction
Notes: Operating EPS represents EPS before merger related expenses. Operating cash EPS is equal to operating EPS plus after-tax per share impact of intangible amortization
1    Assumes transaction close on 7/1/07
2    Assumes 100% of cost savings are phased-in
Financial Rationale is Compelling
Year Ended, 2007/2009 Illustrative
2007
1
2008 2009 CAGR (%) 2009
2
EPS Impact to The Bank of New York
The Bank of New YorkOperating EPS $2.40 $2.66 $2.94 10.8 $2.94
Pro Forma Operating EPS 2.37 2.70 3.17 15.6 3.23
Operating EPS Accretion/(Dilution) (%) (1.0) 1.4 7.7 9.8
Pro Forma Operating Cash EPS $2.52 $2.90 $3.38 15.8 $3.44
Operating Cash EPS Accretion (%) 1.1 5.3 11.3 13.3
EPS Impact to Mellon
Mellon Operating EPS $2.44 $2.70 $2.99 10.8 $2.99
Pro forma Operating EPS 2.47 2.86 3.36 16.8 3.43
Operating EPS Accretion (%) 1.0 5.7 12.3 14.5
Pro Forma Operating Cash EPS $2.59 $3.07 $3.58 17.5 $3.65
Operating Cash EPS Accretion (%) 4.5 11.9 18.0 20.2
Memo:
Average FD Shares Outstanding 924 1,121 1,091 1,091

Meaningful Revenue Synergy Opportunities
(not
assumed in financial model)
Accelerates Revenue Growth
and Enhances Operating Leverage
Breadth of Mellon’s asset management products and services to
The Bank of New York’s securities servicing clients
Breadth of The Bank of New York’s global markets products to
Mellon’s asset servicing and wealth management clients
Breadth of Mellon’s risk services to The Bank of New York’s
servicing clients
Leverage Pershing’s distribution platform to deliver Mellon’s asset and wealth management products
Leverage The Bank of New York’s credit relationships to distribute
Mellon’s domestic cash management services and stock transfer
Enhanced Income Realization from Existing Client Base

The Bank of New York Mellon
Delivering superior shareholder value through accelerated growth
The Bank of New York Mellon
A Global Financial Services Growth Company
Strategic
Financial
Operational
Integration
Global leadership in Securities Servicing and Asset
Management
Strongly accretive transaction
Excellent global growth opportunities
Highly complementary businesses with strong leadership
positions
Focused and experienced management team
Disciplined and thoughtful approach
Dedicated and experienced team with proven track record

25 Appendix THE BANK

Timeline
Time Period Agenda
January File S-4 with SEC
Late February/Early March SEC review completed, estimated 6-8 weeks after filing of S-4
Mid-March Proxy mailed to shareholders
Second Quarter Shareholder/regulatory approvals
July 1
st
Estimated Transaction close

Combined Balance Sheet
As of September 30, 2006
(Dollars in billions)
The Bank
of New York
Mellon
Combined¹
Cash and Investment Securities $49.9 $27.2 $77.1
Loans 41.3 5.9 47.2
Goodwill and Intangibles 4.8 2.3 7.1
Other Assets 10.6 7.2 17.8
Total Assets 106.6 42.7 149.3
Deposits 67.9 29.0 96.9
Borrowings 10.6 6.3 16.9
Other Liabilities 17.6 2.9 20.6
Total Liabilities 96.2 38.2 134.3
Total Equity 10.5 4.5 15.0
Total Liabilities and Equity $106.6 $42.7 $149.3
Source:   Publicly available financial statements
Note:
1 Does not include purchase accounting adjustments

Pro Forma Income Statement
Notes:   Operating net income represents net income before merger related expenses. Operating cash net income is equal to operating net income plus after-tax impact of intangible amortization
1 Reflects pro forma earnings for six months of The Bank of New York Mellon, assuming transaction close on 7/1/07
2 Assumes 100% of cost savings phased-in
3 Includes restructuring charge funding, share repurchase funding and addback of Mellon’s existing identified intangible amortization
4 Excludes accounting impact of future merger related expenses realized through income statement
Year Ended, Illustrative
(Dollars in millions) 2007
1
2008 2009 2009
2
The Bank of New York Stand Alone Net Income $912 $2,020 $2,237 $2,237
Mellon Stand Alone Net Income 507 1,122 1,243 1,243
Pro Forma Net Income—Before Adjustments 1,418 3,142 3,480 3,480
After-tax Adjustments:
Cost Savings 67 230 403 474
Transaction Identified Intangible Amortization (85) (169) (169) (169)
Other
3
9 0 (47) (47)
Total After-tax Adjustments
4
(9) 61 187 258
Pro Forma Operating Net Income $1,409 $3,203 $3,666 $3,738
Pro Forma Operating Cash Net Income $1,529 $3,443 $3,906 $3,978

Pro Forma Operating Metrics
(%)
The Bank
of New York Mellon
Pro Forma
Combined
1
2008 Estimated
Return on Common Equity 16.1 20.7 11.4
Cash Return on Tangible Common Equity 33.7 43.1 49.2
Last Twelve Months²
Fee Income Ratio 76.9 90.5 83.0
Pre-tax Margin 36.2 25.3 36.8
Pro Forma Capital
TCE/TA at 9/30/07  5.05 5.60 4.20
TCE/TA at 12/31/07 5.30 5.90 4.50
TCE/TA at 12/31/08 6.25 7.35 5.00
3
Notes:
1 Pro forma figures reflect purchase accounting adjustments. Adjustments to the income statement are detailed on page 28
2 Pro forma for recent The Bank of New York acquisitions. Adjusted for fully phased-in cost savings and restructuring charge and share repurchase funding costs
3 Includes estimated share repurchases of approximately $1.0 billion in 2008

TCE/TA (%)
($mm)

The BANK of NEW YORK MELLON Corporation

$1,290
$1,490
$1,680
$2,130
$560¹
$770¹
4.50%
5.65%
7.00%
0.00
1.00
2.00
3.00
4.00
5.00
6.00
7.00
8.00
12/31/07 12/31/08 12/31/09
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Dividends² Incremental Annual Retained Earnings³ TCE/TA
Pro Forma Capital Generation
Notes:
1 For the six months ended 12/31/07
2 Assumes 40% dividend payout ratio
3 Assumes no share repurchases
4    TCE/TA ratios as of year-end
4

(Dollars in millions) At Close 2007 2008 2009 2010 2011
Combined Value¹
(45,210)
Combined Cash Net Income 1,460 3,230 3,570 3,940 4,360
After-tax Cost Savings 67 230 403 488 503
After-tax Cash Restructuring Costs²
(382) (211) (92) — —
Capital Requirements, Net of Funding Costs³
(140) (300) (360) (430) (500)
Terminal Value (15.4x 1-year Forward GAAP)
4
76,270
Net Cash Flows (45,210) 1,005 2,949 3,521 3,998 80,633
Internal Rate of Return
Materially exceeds cost of capital
19% Internal Rate of Return
Notes:
1 Based on closing stock prices as of 12/1/06
2 Assumes 85% of merger related and restructuring costs are cash related
3 Assumes 5% asset growth per annum and target TCE/TA of 5.00% net of funding benefit/(cost) from restructuring charge, cost savings and change in capital assuming 5.25%
pre-tax rate
4 Based on blended GAAP P/E multiple using I/B/E/S median EPS estimates for 2007 applied to 2012 estimated GAAP net income adjusted for net funding costs

32 The bank